                                      FORM 11-K


                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                 [x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                              For the fiscal year ended
                                  December 31, 1997

                                          or

                 [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                              --------------------------

                                   Commission File
                                     No. 33-43030

                              --------------------------


                          TCF EMPLOYEES STOCK PURCHASE PLAN
                          ---------------------------------
                               (Full title of the plan)



                              TCF FINANCIAL CORPORATION
              -----------------------------------------------------------
             (Name of issuer of the securities held pursuant to the plan)



        801 Marquette Avenue, Mail Code 100-01-A, Minneapolis, Minnesota 55402
        ----------------------------------------------------------------------
                 (Address and zip code of principal executive office)

                                        Index

                                                                      Page No.
                                                                      --------
Financial Statements and Exhibits

    Independent Auditors' Report                                         3

    Statements of Net Assets Available for Plan Benefits -
       at December 31, 1997 and 1996                                     4

    Statements of Changes in Net Assets Available for Plan
       Benefits - Years ended December 31, 1997, 1996
       and 1995                                                          5

    Notes to Financial Statements                                     6-11

    Supplemental Schedules                                           12-13

Signatures                                                              14

Index to Exhibits                                                       15

                             INDEPENDENT AUDITORS' REPORT


To the Administrator of the
  TCF Employees Stock Purchase Plan:


We have audited the accompanying statements of net assets available for plan benefits of the TCF Employees Stock Purchase Plan ("the Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                      /s/ KPMG Peat Marwick LLP


June 12, 1998
Minneapolis, Minnesota

                          TCF Employees Stock Purchase Plan

                 Statements of Net Assets Available for Plan Benefits




                                                                             At December 31,
                                                                    --------------------------------
                                                                        1997                1996
                                                                    ------------        ------------
Assets:
  Investment in TCF Financial Corporation
    common stock, at market value
    (cost of $32,959,941 and $29,530,448)                          $162,848,754        $109,021,266

  Cash fund                                                             645,855             844,692

  Accrued interest receivable                                             3,527               5,010
                                                                   ------------        ------------

      Net assets available for plan benefits                       $163,498,136        $109,870,968
                                                                   ------------        ------------
                                                                   ------------        ------------











                   See accompanying notes to financial statements.

                          TCF Employees Stock Purchase Plan

           Statements of Changes in Net Assets Available for Plan Benefits




                                                                Year Ended December 31,
                                                ---------------------------------------------------
                                                     1997              1996                1995
                                                ------------       ------------         -----------
Investment income:
  Dividends                                     $  2,272,337       $  1,803,822         $ 1,244,440
  Interest                                            34,919             43,274              20,470
                                                ------------       ------------         -----------
       Total investment income                     2,307,256          1,847,096           1,264,910
                                                ------------       ------------         -----------

Realized gain on distributions for
  withdrawals and terminations                     8,295,691         11,161,520           3,550,493

Change in unrealized appreciation
  of investments                                  50,397,995         13,867,319          22,517,910
                                                ------------       ------------         -----------
Deposits and contributions:
  Participant deposits                             5,169,826          4,439,577           3,260,211
  Employer contributions                           2,075,721          1,826,564           1,395,641
                                                ------------       ------------         -----------
       Total deposits and contributions            7,245,547          6,266,141           4,655,852
                                                ------------       ------------         -----------

Merger of Republic Capital Group,
  Inc. plans                                             -                  -               120,114

Merger of Great Lakes Bancorp plans                   16,973         26,815,264                 -

Distributions:
  Withdrawals and terminations                   (12,167,299)       (17,073,229)         (5,603,840)
  Dividends                                       (2,262,827)        (1,855,939)         (1,232,428)
                                                ------------       ------------         -----------
       Total distributions                       (14,430,126)       (18,929,168)         (6,836,268)
                                                ------------       ------------         -----------

Administrative expenses                             (206,168)            (4,380)                -
                                                ------------       ------------         -----------
Increase in net assets available for              53,627,168         41,023,792          25,273,011
  plan benefits

Net assets available for plan benefits:
  Beginning of year                              109,870,968         68,847,176          43,574,165
                                                ------------       ------------         -----------
  End of year                                   $163,498,136       $109,870,968         $68,847,176
                                                ------------       ------------         -----------
                                                ------------       ------------         -----------




                   See accompanying notes to financial statements.

                          TCF Employees Stock Purchase Plan

                            Notes to Financial Statements


(1)  ACCOUNTING PRINCIPLES

     The financial statements of the TCF Employees Stock Purchase Plan (the "Plan") have been prepared on the accrual basis of accounting. Assets of the Plan are stated at market value. Purchases and sales of investments are recorded on a trade date basis. The cost of Plan investments sold is determined by the average cost method. Benefits are recorded when paid.

     Basis of Presentation

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(2)  EMPLOYEE STOCK PURCHASE PLAN

     The Plan was adopted by the Board of Directors of TCF National Bank Minnesota ("TCF Bank") and approved by its stockholders effective January 1, 1987 as the TCF Employees Stock Bonus Plan - 401(k). Effective October 1, 1988, the Plan was amended and restated as the TCF Employees Stock Ownership Plan - 401(k). The Plan is intended to meet the requirements for qualification of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), as amended, an employee stock ownership plan under Section 4975(e)(7) of the Code, and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective January 1, 1998, the Plan was renamed as the TCF Employees Stock Purchase Plan.

     The Plan was established for the purpose of providing eligible employees with a convenient, tax-favored opportunity to invest in the stock of TCF Bank's parent, TCF Financial Corporation ("TCF Financial"), and to provide an additional source of retirement income. All "regular stated salary" employees and certain commissioned employees of participating employers, with one year of service, are eligible to participate. Effective January 1, 1998, employees of a participating employer who have worked 1,000 hours and completed one year of service are eligible to participate in the Plan.

     With certain limitations, participants may elect to invest up to 12% of their covered pay on a tax-deferred basis and an additional 6% on an after-tax basis in the Plan. Beginning January 1, 1995, the participating employers matched the contributions of all employees at the rate of 50 cents per dollar with a maximum employer contribution of 3% of the employee's salary. Employer contributions are made in the form of TCF Financial common stock or cash. Cash contributions are invested in TCF Financial common stock shortly after the date contributed.

                          TCF Employees Stock Purchase Plan

     Dividends earned on shares in the Plan are distributed in cash to participants on a quarterly basis.

     US Bank National Association ("US Bank" or "Trustee") is the trustee of the Plan appointed to serve under the trust agreement.

     With the concurrence of TCF Bank, US Bank is authorized to borrow funds for purchases of TCF Financial common stock. As of December 31, 1997 and 1996 no such loans had occurred. The Plan provides that the only sources of repayment are employer contributions made in the usual course of operation of the Plan and/or a guarantee from TCF Financial. Employee contributions will not be used in any event to repay such loans and TCF Bank is prohibited from guaranteeing any such loans. Shares purchased with the proceeds of any such loans initially will be held unallocated in the Plan, and then released and allocated to the matching accounts of employees as payments are made on the loan.

     The participating employers, at their discretion, may make additional contributions to the Plan, subject to an overall limit of 15% of covered pay of Plan participants. These additional contributions are allocated to participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations.

     Participant deposits to the Plan are fully vested at all times. Participants' interest in the employer matching account generally vest at the rate of 20% per year (with full vesting after five years of vesting service). The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

     Prior to September 30, 1996, amounts which have been forfeited in accordance with provisions of the Plan were reallocated to the remaining participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. Beginning October 1, 1996, forfeitures have been applied to the payment of plan expenses.

     TCF Bank has reserved the right to amend the Plan at any time and each participating employer may terminate the Plan at any time as to its employees. In the event of termination of the Plan, participating employees become 100% vested in their employer matching account balances.

                          TCF Employees Stock Purchase Plan

(3)  PARTICIPATING EMPLOYERS INCLUDED IN THE PLAN

     The Plan is a pooled fund for certain participating employers, all of which are direct or indirect subsidiaries of TCF Financial. Participant deposits, employer contributions and the related net assets are as follows:





                                                           Year Ended                         At
                                                         December 31, 1997            December 31, 1997
                                                 --------------------------------     -----------------
                                                 Participant            Employer
                                                  Deposits           Contributions       Net Assets
   Participating Employer                          at Cost              at Cost
   ----------------------                        -----------         -------------     ----------------
     TCF Financial Corporation                   $1,122,208          $  457,633        $ 45,500,207
     TCF National Bank Minnesota                  1,334,577             550,653          48,206,366
     TCF National Bank Illinois                     494,991             198,813           7,799,053
     TCF National Bank Wisconsin                    345,408             137,831           6,845,590
     Great Lakes National Bank Michigan             771,607             285,743          28,942,965
     Great Lakes National Bank Ohio                  21,850              10,061             888,222
     TCF Colorado Corporation                        22,406               7,463             153,312
     TCF Mortgage Corporation, Inc.                 281,347             118,721          10,787,180
     North Star Title, Inc.                         198,279              77,662           4,193,474
     North Star Real Estate Services, Inc.           34,866              10,131             355,188
     TCF Agency Minnesota, Inc.                      23,173               8,064             745,842
     TCF Realty, Inc.                                   -                   -               127,492
     TCF Financial Insurance Agency, Inc.            59,993              22,676           1,316,295
     TCF Financial Insurance Agency
       Wisconsin, Inc.                                3,827               1,913             351,796
     TCF Financial Insurance Agency
       Illinois, Inc.                                 7,486               3,283             109,687
     TCF Financial Insurance Agency
       Michigan, Inc.                                17,054               5,400              69,980
     TCF Financial Services, Inc.                   177,184              72,196           4,854,303
     TCF Consumer Financial Services, Inc.          228,595              98,198           1,146,228
     TCF Securities, Inc.                            18,821               7,434           1,047,923
     TCB Air, Inc.                                    6,154               1,846              57,033
                                               ------------        ------------        ------------
         Total                                   $5,169,826          $2,075,721        $163,498,136
                                               ------------        ------------        ------------
                                               ------------        ------------        ------------



TCF Realty, Inc. had no active employees as of December 31, 1997 or 1996.



                                                           Year Ended                         At
                                                         December 31, 1996            December 31, 1996
                                                 --------------------------------     -----------------
                                                 Participant            Employer
                                                  Deposits           Contributions       Net Assets
   Participating Employer                          at Cost              at Cost
   ----------------------                        -----------         -------------     ----------------
  TCF Financial Corporation                       $  948,987         $  404,904        $ 30,227,722
  TCF National Bank Minnesota                      1,145,150            479,179          31,455,250
  TCF National Bank Illinois                         334,663            131,835           4,642,634
  TCF National Bank Wisconsin                        324,879            128,088           4,414,590
  Great Lakes National Bank Michigan                 795,983            318,222          22,053,249
  TCF Mortgage Corporation, Inc.                     260,977            110,081           7,810,477
  North Star Title, Inc.                             167,828             69,422           2,571,826
  North Star Real Estate Services, Inc.               24,232              7,774             209,862
  TCF Agency Minnesota, Inc.                          17,361              5,545             457,685
  TCF Realty, Inc.                                       -                  -                81,707
  TCF Financial Insurance Agency, Inc.                42,597             19,484             873,277
  TCF Financial Insurance Agency
     Wisconsin, Inc.                                   6,679              3,340             228,507
  TCF Financial Insurance Agency
     Illinois, Inc.                                    6,767              2,043             222,433
  TCF Financial Insurance Agency
     Michigan, Inc.                                   16,586              4,147              24,735
  TCF Financial Services, Inc.                       139,729             58,483           3,244,888
  TCF Consumer Financial Services, Inc.              183,185             75,050             674,547
  TCF Securities, Inc.                                18,394              7,293             648,129
  TCB Air, Inc.                                        5,580              1,674              29,450
                                                ------------       ------------        ------------
       Total                                      $4,439,577         $1,826,564        $109,870,968
                                                ------------       ------------        ------------
                                                ------------       ------------        ------------


                          TCF Employees Stock Purchase Plan

(4)  INCOME TAX STATUS

     TCF Bank has received a favorable tax determination letter from the Internal Revenue Service ("IRS") indicating that the Plan qualified under
     Section 401(a) and 409 of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan's assets are exempt from federal income tax, and participant tax-deferred deposits and amounts contributed by participating employers are not taxed to the employee until a distribution from the Plan is received. Continued compliance with ERISA is required to maintain this tax-exempt status. The plan administrator believes the Plan continues to qualify under the provisions of Section 401(a) of the Code and that the related trust is exempt from federal income taxes.

(5)  INVESTMENT IN TCF FINANCIAL COMMON STOCK

     Plan investments are stated at market value, determined by quoted market price. The net unrealized appreciation of investments reflected in Plan equity is as follows:



                                                                             Year Ended
                                                                             December 31,
                                                                -----------------------------------------
                                                                   1997           1996            1995
                                                              -------------   ------------    -----------
    Market value                                               $162,848,754   $109,021,266    $68,320,975
    Cost                                                         32,959,941     29,530,448     21,576,372
                                                              -------------   ------------    -----------
       Unrealized appreciation                                 $129,888,813   $ 79,490,818    $46,744,603
                                                              -------------   ------------    -----------
                                                              -------------   ------------    -----------



     The investments shown in the preceding table represent five percent or more of plan equity.

(6)  WITHDRAWALS AND TERMINATIONS

     Participants can elect to receive distributions from the Plan in the form of cash or shares of TCF Financial common stock. Distributions and sales of TCF Financial common stock are as follows:



                                                                             Year Ended
                                                                             December 31,
                                                           -------------------------------------------
                                                                1997           1996            1995
                                                           -------------   ------------    -----------

    Number of shares                                             250,979        448,180        134,784
                                                           -------------   ------------    -----------
                                                           -------------   ------------    -----------

    Cost of shares                                           $ 3,007,808    $ 4,892,963     $2,321,899
    Market value                                              11,303,499     16,054,483      5,872,392
                                                           -------------   ------------    -----------
    Gain on distribution                                     $ 8,295,691    $11,161,520     $3,550,493
                                                           -------------   ------------    -----------
                                                           -------------   ------------    -----------


                          TCF Employees Stock Purchase Plan

     Cash and TCF Financial common stock of $14,430,126, $18,929,168 and $6,836,268 was distributed in 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996, liabilities including amounts due to participants, which are deducted from net assets available for plan benefits when paid, are $3,490,045 and $3,188,840, respectively.

     The accompanying financial statements for 1997 and 1996 differ from Form 5500, as filed with the Internal Revenue Service, as follows:



                                                                    1997                1996
                                                               ------------        ------------
  Net assets available for plan benefits per
     accompanying financial statements                        $163,498,136        $109,870,968
  Liabilities including amounts due to
     participants                                               (3,490,045)         (3,188,840)
                                                              ------------        ------------

  Net assets available for plan benefits
     per Form 5500                                            $160,008,091        $106,682,128
                                                              ------------        ------------
                                                              ------------        ------------


  Amounts forfeited and allocated to remaining participants are as follows:


                                                                   Year Ended December 31,
                                                              --------------------------------
                                                                   1996                1995
                                                              ------------        ------------
  Value of accounts terminated and withdrawn                   $19,007,119          $7,086,829
  Withdrawals and terminations distributed                      18,929,168           6,836,268
                                                              ------------        ------------
     Amount forfeited and allocated to
       remaining participants                                  $    77,951          $  250,561
                                                              ------------        ------------
                                                              ------------        ------------


     Beginning October 1996, forfeitures were used to offset plan expenses, as follows:


                                                                    Year Ended December 31,
                                                               -------------------------------
                                                                  1997               1996
                                                              -----------         -----------
  Total forfeitures for the current year                        $ 151,409            $111,653
  Forfeitures carried over from previous year                     111,653                 -
  Forfeitures used to pay plan expenses                          (204,530)                -
                                                              -----------         -----------
       Forfeitures to be used for future expenses               $  58,532            $111,653
                                                              -----------         -----------
                                                              -----------         -----------


(7)  MERGERS AND PLAN MERGERS

     On April 21, 1993, Republic Capital Group, Inc. ("RCG") merged with TCF Financial. The RCG 401(k) Employees' Savings Plan ("RCG 401(k)") was terminated on September 30, 1993 and the termination was approved by the IRS on November 9, 1994. RCG employees were given until January 31, 1995 to elect the method of distribution of their participant value in the terminated RCG plan. Forty-six RCG 401(k) participants elected to rollover to the Plan and these accounts were transferred in February 1995. These rollovers increased the net assets of the Plan by $120,114.

                          TCF Employees Stock Purchase Plan

     On February 8, 1995, Great Lakes Bancorp ("GLB") merged with TCF Financial. Effective January 1, 1996, GLB employees eligible for the GLB Employee Stock Ownership Plan (the "GLB ESOP") became eligible for participation in the Plan. The accounts of participants in the GLB ESOP were transferred to the Plan in 1996. Transfers from the GLB ESOP have increased the net assets of the Plan, net of expenses, by $24,958,456.

     The GLB 401(k) Savings and Investment Plan (the "GLB" 401(k)") was terminated on December 31, 1995 and the termination was approved by the IRS on February 14, 1996. GLB employees were given until April 30, 1996 to elect the method of distribution of their participant value in the terminated plan. Assets were transferred in 1996 for those participants requesting rollovers to the Plan. These rollovers increased the net assets of the Plan by $1,856,808 in 1996 and by an additional $16,973 in 1997.

(8)  PARTY-IN-INTEREST TRANSACTIONS

     The Plan engages in transactions involving the acquisition or disposition of TCF Financial common stock and units of First American Prime Obligation Class C Institutional Fund investment fund of the Trustee. TCF Financial and the Trustee are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                                                                   SCHEDULE 1



                          TCF Employees Stock Purchase Plan

              Item 27a - Schedule of Assets Held for Investment Purposes

                                 At December 31, 1997


                                      Number
                                        of                           Market
  Issuer            Description       Shares          Cost           Value
  ------            -----------       ------       ----------     ------------
TCF Financial*      Common Stock     4,798,490    $32,959,941   $162,848,754

First American
  Prime Obligation
  Class C
  Institutional
  Fund*             Money Fund       645,855      $   645,855   $    645,855







*Parties-in-interest





                    See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                          TCF Employees Stock Purchase Plan

                    Item 27d - Schedule of Reportable Transactions

                             Year Ended December 31, 1997



SERIES OF TRANSACTIONS (INVOLVING ONE SECURITY) WHICH EXCEED 5% OF PLAN ASSETS:


                                       Number of                  Amount of
                                 --------------------      ----------------------
   Description of Asset          Purchases      Sales      Purchases        Sales           Net Gain
--------------------------       ---------      -----      ---------        -----           --------
TCF Financial Common Stock*          27           51     $ 6,437,301     $11,303,499        $8,295,691

First American Prime
  Obligation Class C
  Institutional Fund*                83           52     $14,877,906     $15,076,744        $      -





*Parties-in-interest







                    See accompanying independent auditors' report.

                                      Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, TCF National Bank Minnesota has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        TCF National Bank Minnesota
                                        (Plan Sponsor and Plan Administrator of
                                        the TCF Employees Stock Purchase Plan)




                                        By  /s/ Gregory J. Pulles
                                          ----------------------------------
                                             Gregory J. Pulles
                                             Executive Vice President





                                        By  /s/ Mark R. Lund
                                          ---------------------------------
                                             Mark R. Lund
                                             Senior Vice President and
                                             Assistant Treasurer




Date:  June 23, 1998

                          TCF Employees Stock Purchase Plan

                                  Index to Exhibits
                                    For Form 11-K



   Exhibit                                                   Sequentially
   Number           Description                              Numbered Page
   -------          -----------                              -------------
     23             Consent of KPMG Peat Marwick LLP
                    dated June 23, 1998